                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For January 27, 2006
                         Commission File Number 0- 50822
                                                --------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X           Form 40-F
                                     -----                   -----

         Indicate  by check  mark if the  registrant  is  submitting  the
Form 6-K in paper as  permitted  by Regulation S-T Rule 101(b)(1):
                                                                   ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                          No   X
                               -----                       -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the completion of an airborne survey at its Waterbury uranium project, located in the prolific Athabasca Basin, Saskatchewan, Canada. Crews have commenced a ground geophysics program on the Waterbury claims and an Induced
Polarization survey is on schedule to be completed in six weeks. Drill targets are expected to then be identified and tested.

"We are pleased with the progress being made at Waterbury," said Kabir Ahmed,
Chairman and CEO of Northwestern. "Once data interpretation of the airborne and
IP surveys has been completed, we will be in a position to identify uranium drill targets and, subsequently, to commence drilling. Drill targets are expected to center on and around the claim covering Waterbury Lake, which is the largest of our Waterbury Project concessions. New technologies, including deeper penetrating systems now available, will enable our geological teams to test the limits of the host mineralization underlying this claim. We are confident that continued exploration will confirm the significant potential of our Waterbury property."

The fixed-wing airborne Fugro GEOTEM electromagnetic-magnetic survey was flown over a total of 575 line miles (926 line kilometers). The airborne survey is expected to add an electromagnetic conductor component to the existing database of information collected by the project operator, which will ultimately assist in the identification of high priority areas for drill testing.

The Waterbury Project includes nine uranium claims in six separate blocks totaling 12,417 hectares (30,683 acres), the largest of which covers Waterbury
Lake. The property is located near several of the largest and richest uranium mines in the world.

Northwestern has the right to acquire up to 75% interest in the Waterbury
Project under an agreement with CanAlaska Ventures Inc. (TSX-V: CVV). CanAlaska is the operator of the project until Northwestern has vested a 60% interest, at which time Northwestern may become the operator."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Northwestern Mineral Ventures Inc.

                                           By: /s/ Kabir Ahmed
                                           -------------------
                                               Kabir Ahmed
                                           Chief Executive Officer

Date: January 27, 2006